August 13, 2007
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	David L. Orlic Division of Corporation Finance

Re:	Nuance Communications, Inc. Registration Statement on Form S-4 Filed on May 31, 2007 File No. 333-143428
     Ladies and Gentlemen:
     On behalf of our client, Nuance Communications, Inc. (the “Company”), we are responding to your comments dated June 27, 2007 relating to the above referenced registration statement filed on May 31, 2007, File No. 333-143428 (the “Registration Statement”). The Company is filing herewith an amendment to the Registration Statement (the “Amendment No. 1 to the Registration Statement”) in connection with this response letter based on the Company’s responses to the staff’s comments. In addition, as discussed in a previous telephone conversation with Mr. Orlic, the Company intends to file a subsequent amendment to the Registration Statement prior to requesting effectiveness that will include updated pro forma and historical financial statements (including audited statements of net assets acquired and of revenues and direct expenses for Tegic Communications, Inc. (“Tegic”), as discussed in correspondence with Joel Levine of the Commission dated June 21, 2007 and June 28, 2007) in connection with the Company’s currently pending acquisition of Tegic, for which the Company filed a Form 8-K with the Commission on June 27, 2007. Consistent with the aforementioned conversation, the Company intends to file the subsequent amendment to the Registration Statement as soon as practicable after the Tegic financial statements become available.
     For your convenience, we have repeated your comments below in italic type before each of our responses.
     General
     1. You have not included a complete copy of the merger agreement as an exhibit to your filing. Certain of the exhibits to that agreement, including Exhibit E, entitled “Merger Consideration Distribution,” are missing. Item 601(b)(2) of Regulation S-K requires you to file these exhibits, provided that they are material to an investment decision. The calculation of the merger consideration would appear to fall into this category. Please file Exhibit E or tell us why it is not material.

     In response to the staff’s comment, the Company has revised Annex A to the Amendment No. 1 to the Registration Statement to include Exhibit E to the merger agreement.
     2. You refer to the document as a joint information statement/prospectus, but the document also states that you are “soliciting an action by written consent.” As such, the document appears to be more in the nature of a consent solicitation statement/prospectus. Referring to the document as an information statement may give investors the impression that the merger has been accomplished, and that their vote is not sought. If you intend by this choice of terminology to refer to the fact that a majority of VoiceSignal stockholders have already agreed to vote their shares in favor of the merger, tell us whether you considered disclosing this fact on the cover page of the prospectus and explaining to investors why their vote is nevertheless important.
     In response to the staff’s comment, the Company has revised the disclosure throughout Amendment No. 1 to the Registration Statement to refer to the document as a consent solicitation statement/prospectus.
     Prospectus cover page
     3. The cover page should provide prominently state the name of the issuer. It appears that much of the text of the second paragraph could be deleted, as that detailed information concerning the legal mechanics of the transaction does not appear key to investor understanding of the proposed business combination, which is explained in the first paragraph. Your cover page should be limited to truly significant information about the general nature of the transaction proposed and the effect it will have on shareholders of each affected entity.
     In response to the staff’s comment, the Company has revised the prospectus cover page included in Amendment No. 1 to the Registration Statement to include the name of the issuer on the cover page of the prospectus and to delete the detailed information concerning the legal mechanics of the transaction.
     4. You state the VoiceSignal stockholders will be entitled to receive a mix of cash and shares of Nuance common stock, in the event the merger is completed. Revise to state that the exact amounts of cash and stock will vary, and cross-reference to the page number of the document where you provide detailed information about what VoiceSignal stockholders will receive. Indicate the anticipated maximum number of shares of Nuance common stock that would be issued in the aggregate and the percentage of Nuance common stock that this would represent. Disclose the minimum cash amount and the minimum share amount to be received by VoiceSignal stockholders on a per share or per 100-share basis. This information is essential to provide the VoiceSignal stockholders with a meaningful overview of the terms of the proposed transaction and the effect it will have on them.
     In response to the staff’s comment, the Company has revised the prospectus cover page included in Amendment No. 1 to the Registration Statement to include cross references to the detailed information of the consideration to be received by the stockholders of Voice Signal Technologies, Inc., to state the maximum number of shares of Company common stock to be issued in the aggregate and the percentage of the outstanding Company common stock this would represent.

In addition, the Company has included on the prospectus cover page a cross reference to the detailed description of the merger consideration to be received by the Voice Signal Technologies, Inc. stockholders, which begins on page 44 of the Amendment No. 1 to the Registration Statement.
     Consideration in the Merger, page 2
     5. We understand from your disclosure here, on page 41, and elsewhere throughout the document that VoiceSignal stockholders will receive stock consideration in the form of a pro rata portion of 5,836,576 shares of Nuance common stock, apportioned as described in Exhibit E and subject to adjustments. The potential impact of these adjustments and their effect on what shareholders will receive appears estimable. Therefore, please provide, in the sections of the document where you describe the merger consideration, specific information concerning the number of shares of Nuance common stock that a VoiceSignal stockholder will receive for each share of VoiceSignal common stock, using assumptions you disclose. Then, disclose the effect of fluctuations in parameters that would require adjustments in the share amount. Please also disclose that the parties valued Nuance common stock at the time of execution of the merger agreement at $15.42. Finally, in these sections, please urge potential investors to obtain current market quotations for Nuance common stock. Over a reasonable range of price fluctuations, show the effect of price changes on the value that VoiceSignal stockholders will receive.
     In response to the staff’s comment, the Company has revised pages 2-3 of Amendment No. 1 to the Registration Statement to provide specific information concerning the number of shares of Company common stock and the cash consideration each VoiceSignal stockholder will receive upon the closing of the merger, and the underlying assumptions for those values, as well as to disclose that the parties valued the Company common stock at $15.42 at the time of the signing of the merger agreement and to urge potential investors to obtain current market quotations of the Company common stock.
     6. Similarly, with respect to the cash consideration, please provide the approximate dollar value of cash a VoiceSignal stockholder will receive for each share of VoiceSignal common stock if the merger is completed, with appropriate disclaimers regarding adjustments for stock option exercises and fees and expenses. On page 13 of the prospectus, for instance, you calculate that VoiceSignal stockholders will receive $1.3875 of cash consideration in exchange for each share of VoiceSignal capital stock. The information appearing on this page should be more fully incorporated into the sections of the document which discuss the merger consideration, so that an investor can easily determine the approximately stock and cash consideration the investor will receive upon completion of the merger.
     In response to the staff’s comment, the Company has revised pages 2-3, 13-14 and 44-46 of Amendment No. 1 to the Registration Statement to provide the approximate dollar value of the cash that each VoiceSignal stockholder will receive upon closing of the merger and the underlying assumptions used to calculate such values.
     7. In the disclosure described above regarding the pro rata portion of the cash consideration, please calculate this amount with respect to the lowest amount of cash that is assured to be issued if the merger is completed — that is, the pro rata portion of $180 million

(taking into account the $30 million escrow amount). You may include disclosure that there is a possibility of increase in the cash consideration if amounts remain in the escrow fund after the escrow period has expired.
     In response to the staff’s comment, the Company has revised pages 2-3 and 44-45 of Amendment No. 1 to the Registration Statement to provide the lowest amount of cash consideration to be received by each VoiceSignal stockholder upon completion of the merger and to disclose that any funds remaining in the escrow account after the expiration of the escrow period will increase the amount of the cash consideration to be received by each VoiceSignal stockholder.
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     Please direct your questions or comments regarding the Company’s response to the undersigned at (202) 973-8873, or to Robert Sanchez of this firm at (202) 973-8827. Thank you for your assistance
Sincerely,
/s/ WILSON SONSINI GOODRICH & ROSATI

Professional Corporation
Matthew Kluger

cc:	Paul Ricci James R. Arnold Richard Palmer Jo-Anne Sinclair, Esq. Nuance Communications, Inc. Robert Sanchez, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation